ROGERS COMMUNICATIONS INC.
NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS

To our Shareholders:
       The 2005 annual general meeting of shareholders of Rogers Communications Inc. will be held:

Date:	Wednesday, June 29, 2005
Time:	2:30 p.m. (local time in Toronto)
Place:	Velma Rogers Graham Theatre
333 Bloor Street East
Toronto, Ontario, Canada

       Business of the meeting:

(1)	receive the financial statements for the year ended December 31, 2004 and the auditors’ report on the statements;

(2)	elect 16 directors;

(3)	appoint auditors;

(4)	consider and, if thought advisable, approve the amendment to the Restricted Share Unit Plan; and

(5)	consider any other business properly before the meeting.
       You are entitled to vote at the meeting if you were a registered shareholder of Class A Voting Shares at the close of business in Toronto on May 16, 2005 (subject to voting restrictions described in the Information Circular attached). If you were the registered holder of Class B Non-Voting Shares at that time, you are entitled to attend the meeting and to vote on item (4) above (subject to the same voting restrictions) but not to vote on any other business.
      On peut obtenir le texte français de cette circulaire d’information en communiquant avec Mr. Bruce Mann, au siège social de la Compagnie situé au 333 Bloor Street East, Toronto, Ontario M4W 1G9, ou en téléphonant au (416) 935-3532. Le texte français sera disponible à l’assembleé.

May 1, 2005	By order of the Board

Toronto, Ontario, Canada	David P. Miller, Secretary

ROGERS COMMUNICATIONS INC.
INFORMATION CIRCULAR
Information is as of May 1, 2005 unless otherwise stated.
       The management of Rogers Communications Inc., is soliciting your proxy for use at the annual general meeting to be held on June 29, 2005 (the meeting). We will pay the cost of proxy solicitation. The solicitation will be mainly by mail. However, we may solicit proxies by telephone, in writing or in person by Directors, officers or designated agents, at nominal cost. We have retained Georgeson Shareholder Communications Inc. to solicit proxies for an approximate fee of $15,000. We, us, our/ours, RCI or the Corporation refers to Rogers Communications Inc. and you or yours refers to a shareholder of Rogers Communications Inc.
PART 1 VOTING INFORMATION
REGISTERED SHAREHOLDERS
      You are a registered shareholder if a share certificate has been issued in your name and you are shown in our records of shareholders.
Who Can Vote?
      If you were a registered holder of Class A Voting Shares (the Class A Shares) on May 16, 2005 (the record date) you will be entitled to attend and vote those Class A Shares at the meeting or any adjournments or postponements of the meeting. If you were a registered holder of Class B Non-Voting Shares on the record date you will be entitled to attend at the meeting or any adjournments or postponements of the meeting and to vote those Class B Non-Voting Shares with respect to the amendment to the Restricted Share Unit Plan but not to vote on any other business. Voting is subject to certain restrictions described below.
Voting By Proxy
      If you are entitled to vote Class A Shares or Class B Non-Voting Shares in person, you may appoint someone else to attend the meeting and cast your votes (a proxyholder).
Appointing a Proxyholder
      The enclosed proxy card names 3 Directors of the Corporation as your proxyholders. You may choose someone else as your proxyholder(s). It does not have to be a shareholder. To do this, strike out the name of those Directors and insert the name of your proxyholder(s) in the blank space. Or you can complete another proper proxy card.
      You must return your proxy card completed, signed and dated, by delivery, by mail (you may use the envelope enclosed) or by fax, by no later than 4:30 p.m. (local time in Toronto) on Tuesday, June 28, 2005 to the Secretary of the Corporation c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, facsimile number (416) 263-9524 (Toronto area) or 1-866-249-7775 (outside Toronto area).
Your Voting Choices
      You can tell the proxyholder how you want to vote by marking the appropriate box or boxes on the proxy card. The proxyholder must vote (or withhold from voting) your Shares as you instruct, on any vote on a poll. If you do not mark a box, your proxyholder can decide how to vote your Shares.

      If the 3 Directors named in the proxy card are your proxyholders, they will vote your Class A Shares as follows, unless you have marked the boxes with different choices:

—	FOR the election as Directors of the proposed nominees shown in this Circular

—	FOR the appointment of KPMG LLP as auditors

—	FOR approval of the amendment to the Restricted Share Unit Plan

—	FOR management’s proposals generally
      If the 3 Directors named in the proxy card are your proxyholders, they will vote your Class B Non-Voting Shares as follows, unless you have marked the box with a different choice:

—	FOR approval of the amendment to the Restricted Share Unit Plan
Amendments or New Business
      On any amendments or variations proposed or any new business properly before the meeting, your proxyholder can decide how to vote your Shares. Management is not aware of any amendments, variations or other business.
Changing Your Mind
      You can revoke your proxy card by:

•	a completed and signed proxy card with a later date returned by the deadline and to the place identified above under Appointing a Proxyholder;

•	a written revocation, delivered to our registered office at 2100 – 1075 West Georgia Street, Vancouver, British Columbia, Canada V6E 3G2 by 4:30 p.m. on Tuesday, June 28, 2005 or to the chairman or scrutineer at the meeting before any vote (for which the proxy is to be used) is taken;

•	attending the meeting in person and participating in a vote; or

•	any other way the law allows.
BENEFICIAL OWNERS (NON-REGISTERED HOLDERS)
      Only registered shareholders or their proxyholders may vote at the meeting. In many cases, the Shares are registered in the name of your representative such as a broker, bank, trust company or trustee, rather than in your name.
How Does a Non-Registered Holder Give Voting Instructions?
      Your representative may have sent to you the meeting materials including a voting instruction form or a blank proxy card signed by the representative. You may provide your voting instructions by filling in the appropriate boxes. Please follow your representative’s signing and return instructions. Sometimes you may be allowed to give your instructions by Internet or telephone.
How Does a Non-Registered Holder Vote in Person at the Meeting?
      You can request your representative to appoint you as proxyholder. You can insert your own name as proxyholder on the voting instruction form or proxy card you received from your representative. Then follow your representative’s instructions.
Changing Your Mind as Non-Registered Holder
      As a non-registered shareholder you may change your voting instructions or decide to vote in person by giving written notice to your representative. However, a representative may not be able to act unless it receives notice from you in time (7 days or more before the meeting).

HOW VOTES ARE COUNTED
Class A Shares
      Each Class A Share is entitled to 50 votes on a poll, except that on the amendment to the Restricted Share Unit Plan each Class A Share is entitled to 1 vote and holders of Class A Shares and Class B Non-Voting Shares will vote together on that amendment.
Class B Non-Voting Shares
      On the amendment to the Restricted Share Unit Plan, each Class B Non-Voting Share is entitled to 1 vote and holders of Class A Shares and Class B Non-Voting Shares will vote together.
RESTRICTIONS ON THE TRANSFER, VOTING, OWNERSHIP AND ISSUE OF SHARES
      We have ownership interests in several Canadian entities licenced or authorized to operate under communications laws (the Laws) including the:

•	Broadcasting Act (Canada)

•	Telecommunications Act (Canada)

•	Radiocommunication Act (Canada)
      The Laws have foreign ownership limits (the Limits) for various classes of licenced or authorized entities. We believe that we and our subsidiaries have at all times complied with the Limits.
      The Limits in the Broadcasting Act were substantially aligned with the Limits in the Telecommunications Act and Radiocommunication Act in 1996 by a Federal cabinet Direction (the Direction) issued to the Canadian Radio-television and Telecommunications Commission (the CRTC). The Direction was:

•	issued in April 1996 to address ineligibility of non-Canadians to hold broadcasting (including cable television) licences

•	amended in 1997 to allow 2 non-Canadian controlled telephone companies to hold cable television licences for their respective service areas

•	amended in July 1998 to restrict a holding company’s control or influence over programming decisions of its licencee subsidiary resulting in the following rules:

Holding company of Licencee Subsidiary	Licencee Subsidiary

— non-Canadians may own and control up to 33 1/3% of the voting shares and 33 1/3% of the votes attached to voting shares	— non-Canadians may own and control up to 20% of voting shares and 20% of the votes attached to voting shares

— holding company and its directors cannot control or influence programming decisions of licencee subsidiary unless holding company satisfies licencee subsidiary Limits	— chief executive officer and 80% of directors must be Canadian

— non-voting shares not restricted	— non-voting shares not restricted

— not otherwise controlled by non-Canadians	— not otherwise controlled by non-Canadians

      The following are the comparable Limits under the Telecommunications Act and Radiocommunication Act that apply to our indirect subsidiaries Rogers Wireless Inc. and Fido Solutions Inc. because of cellular, PCS, MCS, paging and other radiocommunication licences held by them:

Holding company of Licencee Subsidiary	Licencee Subsidiary

— non-Canadians may own and control up to 33 1/3% of the voting shares	— non-Canadians may own and control up to 20% of voting shares

— 80% of directors must be Canadians

— not otherwise controlled by non-Canadians	— not otherwise controlled by non-Canadians

      You can obtain a copy of the restrictions from our Secretary.
      The Limits have been the subject of submissions by us and consideration by the Government of Canada as follows:

•	In February 2002, we made a submission to the Standing Committee on Canadian Heritage urging removal of the Limits applicable to cable television companies.

•	On November 19, 2002, the Minister of Industry announced that the Government will review Limits applicable to the telecommunications sector.

•	In February 2003, Rogers Wireless Inc. appeared before the Parliamentary Standing Committee on Industry, Science and Technology and filed a brief supporting elimination of the Limits and another of our subsidiaries (Rogers Cable Communications Inc.) made representations in favour of elimination of the Limits on cable television companies.

•	On April 28, 2003, the Standing Committee on Industry, Science and Technology released a report to Parliament recommending

—	the removal of all Limits applicable to telecommunications common carriers (including wireless carriers, like Rogers Wireless Inc. and holding companies, like us).

—	that any changes to the Limits for telecommunications common carriers be extended to cable television companies like Rogers Cable Communications Inc.

•	In June 2003, the Standing Committee on Canadian Heritage issued a second, conflicting, report expressing concerns that changes in Limits for either telecommunications common carriers or cable television companies could have an adverse impact on the Canadian broadcasting system.

•	Faced with conflicting reports, the Government indicated that it would try to reconcile the conflicting recommendations before introducing legislation.

•	In February 2005, the Government of Canada announced that it would create a Telecommunications Policy Review Panel to review Canadian telecommunications policy and legislation, and that this Panel would be asked to report on its recommendations by the end of the year.
      It is not yet known if the Government will relax or eliminate the Limits on either wireless carriers (like Rogers Wireless Inc.) or cable television companies (like Rogers Cable Communications Inc.) that distribute broadcasting services and provide internet and other telecommunications services to the public.
      The Laws also impose a number of restrictions on changes in effective control of licencees or authorized entities, and the transfer of licences held by them. Our Articles therefore impose restrictions on the issue and transfer of our shares and the exercise of voting rights to ensure that we and any Canadian corporation in which we have any interest are:

•	qualified to hold or obtain any cable television, broadcasting or telecommunications licence or authorized to operate a similar entity under the Laws; and

•	not in breach of the Laws or any licences issued to us or to any of our Canadian subsidiaries, associates or affiliates under the Laws.

      If our Board of Directors (the Board) considers that our or our subsidiaries’ ability to hold and obtain licences, or to remain in compliance with the above mentioned legislation, may be in jeopardy, the Board will invoke the restrictions in our Articles on transfer, voting and issue of our shares.
OUTSTANDING SHARES AND MAIN SHAREHOLDERS
      On May 1, 2005, 56,235,394 Class A Shares were outstanding. Edward S. Rogers, O.C., our President and Chief Executive Officer (Edward S. Rogers) beneficially owned or controlled 51,116,099 Class A Shares, being about 90.9% of our outstanding Class A Shares (of which 46,213,699 Class A Shares are held by E.S.R.I.L. Inc.).
      On May 1, 2005, 220,472,685 Class B Non-Voting Shares were outstanding. Edward S. Rogers beneficially owned or controlled 18,626,225 Class B Non-Voting Shares being about 8.5% of the outstanding Class B Non-Voting Shares. In addition 2,425,000 Class B Non-Voting Shares were held by trusts for the benefit of Edward S. Rogers and/ or his family. The Directors and senior officers do not know of any other persons that beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the outstanding Class B Non-Voting Shares.
RESTRICTED SHARE DISCLOSURE
      Holders of our Class B Non-Voting Shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. Under applicable Canadian securities laws, an offer to purchase our Class A Voting Shares would not require that an offer be made to purchase our Class B Non-Voting Shares.
      Further information as to our capital structure is contained in the consolidated financial statements for the year ended December 31, 2004, Note 13 and is incorporated herein by reference.

PART 2      BUSINESS OF THE MEETING
ELECTION OF DIRECTORS
      Under our Articles, the Board has set at 16 the number of Directors to be elected at the meeting. All of the current Directors retire at the annual general meeting but are eligible for re-election.
The Proposed Nominees
      The 3 Directors named in the enclosed proxy card intend (subject to contrary instructions) to vote for the election of the 16 proposed nominees named below (15 of whom are currently Directors). Each Director elected will serve until the next annual general meeting, subject to possible earlier termination.
Proposed Nominees

Class B
	Principal		Class A	Non-Voting	Directors’
	Occupation and Position	Director	Shares of the	Shares of the	Deferred
Name	with the Corporation	since	Corporation	Corporation	Share Units

Ronald Duncan Besse	President, Besseco Holdings Inc.	1984	7,000	23,490	14,829.81

Ronald D. Besse, 66, resides in Toronto, Ontario, Canada and has been a director of RCI since June 1984. Mr. Besse was formerly Chairman, President and Chief Executive Officer, Gage Learning Corporation (an educational publisher). Mr. Besse is also a director of CML Healthcare Inc., C.I. Fund Management Inc., Luxembourg Cambridge Holding Group, Rogers Cable Inc., Rogers Media Inc., and Rogers Wireless Inc. Mr. Besse graduated from Ryerson University, Business Administration, 1960 and was awarded the Alumni Award of Distinction, Business Administration, 1998 and an Honorary Doctorate of Commerce in 2004. Mr. Besse is a member of the Chief Executives’ Organization, World Presidents’ Organization, and is a past President of the Canadian Book Publishers’ Council.

Charles William David Birchall	Company Director	n/a	Nil	Nil	Nil

Charles William David Birchall, 62, resides in Nassau, Bahamas. Mr. Birchall has served as Vice Chairman of TrizecHahn Corporation (1996 to 2001) and Vice Chairman of Barrick Gold Corporation (1996 to 1999) and serves as Chairman of Barrick International Banking Corporation and Chief Executive Officer of ABX Financeco Inc., subsidiaries of Barrick Gold Corporation. Mr. Birchall is also a director of Trizec Canada Inc. and Barrick Gold Corporation. Mr. Birchall is a Fellow of the United Kingdom Institute of Chartered Accountants (1963).

				Class B
	Principal		Class A	Non-Voting	Directors’
	Occupation and Position	Director	Shares of the	Shares of the	Deferred
Name	with the Corporation	since	Corporation	Corporation	Share Units

H. Garfield Emerson, Q.C. (4)	National Chair, law firm of Fasken Martineau DuMoulin LLP; Chairman of the Corporation	1989	Nil	5,015	17,395.26

H. Garfield Emerson, Q.C., ICD.D., 64, resides in Toronto, Ontario, Canada and has been a director of RCI since November 1989 and Chairman of the Board since March 1993. Mr. Emerson is also a director of CAE Inc., Canada Deposit Insurance Corporation, Wittington Investments, Limited, Rogers Wireless Inc., Rogers Cable Inc., Rogers Media Inc., Rogers Telecommunications Limited, E.S.R. Limited, RT Holdings Limited and Sunnybrook & Women’s Health Sciences Centre. Mr. Emerson is the past Chair of the Sunnybrook & Women’s Foundation and past Chair of the Campaign for Victoria University in the University of Toronto. He is a former director of the University of Toronto Asset Management Corporation and member of the Business Board of the University of Toronto. Mr. Emerson joined Fasken Martineau DuMoulin LLP, a national law firm, in August, 2001 as National Chair and a senior partner and leader of the firm’s mergers and acquisitions practice. In 1990, Mr. Emerson established N. M. Rothschild & Sons Canada Limited, an investment banking firm affiliated with the Rothschild international investment and merchant bank, and, from 1990 to 2001, served as its President and Chief Executive Officer. Prior to this, Mr. Emerson practiced law as a senior partner with Davies, Ward & Beck, Toronto, from 1970 to 1990. Mr. Emerson holds an Honours B.A. (History) and LL.B., University of Toronto, was called to the Bar of Ontario in 1968 and appointed Queen’s Counsel in 1980.

Peter C. Godsoe, O.C.	Company Director	2003	Nil	14,200	3,216.75

Peter C. Godsoe, O.C., 66, resides in Toronto, Ontario, Canada and has been a director of RCI since October, 2003. Mr. Godsoe has served as Chairman (1995), Chief Executive Officer (1993), President and Chief Operating Officer (1992) and Vice- Chairman (1982), of The Bank of Nova Scotia since 1966 until his retirement on March 2, 2004. Mr. Godsoe is Chairman of Fairmont Hotels & Resorts and Sobeys Inc. His corporate directorships include Rogers Cable Inc., Rogers Wireless Inc., Rogers Media Inc., Barrick Gold Corporation, Ingersoll-Rand Company, Lonmin PLC, Onex Corporation and Templeton Emerging Markets Investment Trust. Mr. Godsoe holds a B.Sc. (Mathematics and Physics) from the University of Toronto and an M.B.A. from the Harvard Business School. He is a C.A. and a Fellow of the Institute of Chartered Accountants of Ontario.

Thomas Ian Hull	Chairman and Chief Executive Officer, The Hull Group Inc. (insurance)	1979	254,200	11,550	17,528.50

Thomas I. Hull, 72, resides in Toronto, Ontario, Canada and has been a director of RCI since February 1979. Mr. Hull has been Chairman and Chief Executive Officer of The Hull Group of Companies, an insurance firm, since 1954. Mr. Hull is also a director of Rogers Wireless Inc., Rogers Cable Inc., Rogers Media Inc., Rogers Telecommunications Limited, E.S.R. Holdings Limited and RT Holdings Limited. Mr. Hull is a graduate of Upper Canada College and the Insurance Co. of North America College of Insurance and Risk Management. Mr. Hull is a life member of the Canadian Association of Insurance and Financial Advisors and past president of the Life Underwriters’ Association of Toronto.

				Class B
	Principal		Class A	Non-Voting	Directors’
	Occupation and Position	Director	Shares of the	Shares of the	Deferred
Name	with the Corporation	since	Corporation	Corporation	Share Units

Philip Bridgman Lind, C.M.	Vice-Chairman of the Corporation	1979	190,260	6,402	Nil

Philip B. Lind, C.M., 61, resides in Toronto, Ontario, Canada and has been a director of RCI since February, 1979. Mr. Lind is Vice-Chairman of RCI. Mr. Lind joined RCI in 1969 as Programming Chief and has served as Secretary of the Board and Senior Vice-President, Programming and Planning. Mr. Lind is also a director of Brascan Corporation, Canadian General Tower Limited, Council for Business and the Arts, Rogers Media Inc., Rogers Cable Inc., Rogers Wireless Inc., The Outdoor Life Network and the Power Plant (Contemporary Art Gallery at Harbourfront). Mr. Lind is a former member of the Board of the National Cable Television Association in the U.S. and is a former Chairman and currently serves on the Board of the Canadian Cable Television Association. He is also Chairman of the Board of the CCPTA (Channel 17, WNED). Mr. Lind holds a B.A. (Political Science and Sociology) University of British Columbia and a M.A. (Political Science), University of Rochester. In 2002, he received a Doctor of Laws, honoris causa, from the University of British Columbia. In 2002, Mr. Lind was appointed to the Order of Canada.

The Honourable David Robert Peterson, P.C., Q.C. (5)	Senior partner in law firm of Cassels Brock & Blackwell LLP	1991	Nil	4,500	14,578.12

The Hon. David R. Peterson, P.C., Q.C., 61, resides in Toronto, Ontario, Canada and has been a director of RCI since April 1991. Mr. Peterson is a senior partner and Chairman of the law firm Cassels Brock & Blackwell LLP. Mr. Peterson also serves as a director of a number of companies including Ivanhoe Cambridge Shopping Centres Limited, Ivanhoe Cambridge Inc., Industrielle Alliance Assurance Company and National Life Assurance Company, Inscape Corporation, Silk Road Resources Inc., St. Michael’s Hospital, Ventus Energy Inc., YTW Weslea Growth Capital Corp., Rogers Wireless Inc., Rogers Cable Inc., Rogers Media Inc. and BNP Paribas. Mr. Peterson holds a B.A. and LL.B., University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980, and summoned by Her Majesty to the Privy Council in 1992.

Edward Samuel Rogers, O.C. (1)(2)(6)	President and Chief Executive Officer of the Corporation	1979	51,116,099	18,626,225	Nil

Edward S. Rogers, O.C., 71, resides in Toronto, Ontario, Canada and has been a director and President and Chief Executive Officer of RCI since January 1979. Mr. Rogers is also a director and Chairman of Rogers Wireless Inc., director and Chairman of Rogers Cable Inc., director and Vice-Chairman of Rogers Media Inc., and director and President and Chief Executive Officer of Rogers Telecommunications Limited, Rogers Telecommunications (Quebec) Inc., E.S.R. Limited, E.S.R.I.L. Inc., CGESR Limited, RRBL Inc. and RT Holdings Limited. Mr. Rogers also serves as a director of Cable Television Laboratories, Inc. and the Canadian Cable Television Association. Mr. Rogers holds a B.A., University of Toronto, LL.B., Osgoode Hall Law School, and was called to the Bar of Ontario in 1962. Mr. Rogers was appointed an Officer of the Order of Canada in 1990 and inducted into the Canadian Business Hall of Fame in 1994. In 2002, Mr. Rogers was inducted into the U.S. Cable Hall of Fame.

				Class B
	Principal		Class A	Non-Voting	Directors’
	Occupation and Position	Director	Shares of the	Shares of the	Deferred
Name	with the Corporation	since	Corporation	Corporation	Share Units

Edward Rogers (3)	President and Chief Executive Officer, Rogers Cable Communications Inc.	1997	1,000	41,750	Nil

Edward Rogers, 35, resides in Toronto, Ontario, Canada and has been a director of RCI since May 1997. Mr. Rogers is President and Chief Executive Officer, Rogers Cable Communications Inc. Mr. Rogers also serves as a director of Rogers Cable Inc., Rogers Wireless Inc., Rogers Media Inc. and Futureway Communications Inc. Previously, he worked for Comcast Corporation, Philadelphia, 1993-1996, and has served as Vice-President and General Manager, Paging, Data and Emerging Technologies, Rogers Wireless Inc., 1996-1998; Vice-President and General Manager, GTA, Rogers Cable Inc., 1998-2000; and Senior Vice-President, Planning and Strategy, RCI, 2000-2002. Mr. Rogers holds a B.A., University of Western Ontario.

Loretta Anne Rogers (2)	Company Director	1979	1,000	46,515	9,984.86

Loretta A. Rogers, 65, resides in Toronto, Ontario, Canada and has been a director of RCI since December 1979. Mrs. Rogers also serves as a director of Rogers Wireless Inc., Rogers Cable Inc., Rogers Media Inc., Rogers Telecommunications Limited, E.S.R. Holdings Limited, RT Holdings Limited and Sheena’s Place. Mrs. Rogers holds a B.A., University of Miami and an honourary Doctorate of Laws, University of Western Ontario.

Melinda M. Rogers (3)	Vice-President Strategic Planning and Venture Investments of the Corporation	2002	100	1,850	Nil

Melinda M. Rogers, 34, resides in Toronto, Ontario, Canada and has been a director of RCI since May 2002. Ms. Rogers also serves as a director of Rogers Cable Inc., Rogers Media Inc., Rogers Wireless Inc., The Ontario Media Development Corporation, STSN Inc. and the Jays Care Foundation. Ms. Rogers was appointed Vice-President, Venture Investments of RCI in September 2000 and Vice President, Strategic Planning and Venture Investments in May 2004. Prior to joining RCI, Ms. Rogers was a Product Manager for Excite@Home, Redwood City, California. Ms. Rogers holds a B.A., University of Western Ontario, and an M.B.A., University of Toronto.

				Class B
	Principal		Class A	Non-Voting	Directors’
	Occupation and Position	Director	Shares of the	Shares of the	Deferred
Name	with the Corporation	since	Corporation	Corporation	Share Units

William Tate Schleyer	Chairman and Chief Executive Officer, Adelphia Communications Corporation (cable communications)	1998	Nil	30,000	9,592.49

William T. Schleyer, 53, is an American citizen who resides in Rye Beach, New Hampshire, United States of America and has been a director of RCI since August 1998. Mr. Schleyer is also a director of Rogers Cable Inc., Rogers Wireless Inc. and Rogers Media Inc. Mr. Schleyer was appointed Chairman and Chief Executive Officer of Adelphia Communications Corp., a cable television and Internet access provider, in January 2003, prior to which Mr. Schleyer served as President and Chief Executive Officer, AT&T Broadband, a cable television and Internet service provider from 2001 to 2003. From February 2000 to October 2001, Mr. Schleyer was a principal in Pilot House Ventures, an investment firm, where he served as a liaison between investors and entrepreneurs. Prior to February 2000, Mr. Schleyer served as President and Chief Operating Officer of MediaOne, the broadband services arm of U.S. West Media Group, and as President and Chief Operating Officer of Continental Cablevision, Inc. before that company’s merger with U.S. West in 1996. Mr. Schleyer holds a B.A., Mechanical Engineering, Drexel University and an M.B.A., Harvard Business School.

John Arnold Tory, Q.C.	President, Thomson Investments Limited (holding company)	1979	37,800	56,065	10,294.36

John A. Tory, Q.C., 75, resides in Toronto, Ontario, Canada and has been a director of RCI since December 1979. Mr. Tory is President of Thomson Investments Limited. Mr. Tory also serves as a director of Rogers Cable Inc., Rogers Wireless Inc., Rogers Media Inc., Rogers Telecommunications Limited, E.S.R. Holdings Limited, RT Holdings Limited, The Thomson Corporation, The Woodbridge Company Limited and Abitibi-Consolidated Inc. Mr. Tory was educated at University of Toronto Schools, Toronto, Phillips Academy, Andover, Massachusetts, and University of Toronto and holds an LL.B., University of Toronto. Mr. Tory was called to the Bar of Ontario in 1954 and appointed Queen’s Counsel in 1965.

John Christopher Counsel Wansbrough	Chairman, Rogers Telecommunications Limited (holding company)	1982	Nil	6,165	5,353.76

J. Christopher C. Wansbrough, 72, resides in Toronto, Ontario, Canada and has been a director of RCI since December 1982. Mr. Wansbrough has served as Chairman and director of Rogers Telecommunications Limited, Rogers Telecommunications (Quebec) Inc., E.S.R. Limited, E.S.R.I.L. Inc., CGESR Limited, RRBL Inc. and RT Holdings Limited since December 1997. Mr. Wansbrough also served as President of National Trust Company from 1977 to 1986, Vice Chairman from 1986 to 1991 and Chairman of the Board of Omers Realty Corporation from 1989 to 1997. Mr. Wansbrough serves as a director of Rogers Wireless Inc., Rogers Cable Inc., Rogers Media Inc., United Corporations Limited and Lake Simcoe Conservation Foundation. Other affiliations include Chairman of the Board of the R.S. McLaughlin Foundation and The Independent Order of Foresters. Mr. Wansbrough holds a B.A., University of Toronto, and is a Chartered Financial Analyst.

				Class B
	Principal		Class A	Non-Voting	Directors’
	Occupation and Position	Director	Shares of the	Shares of the	Deferred
Name	with the Corporation	since	Corporation	Corporation	Share Units

Colin D. Watson	Company Director	2004	125,000	Nil	Nil

Colin D. Watson, 63, resides in Toronto, Ontario, Canada, Mr. Watson was elected a director of RCI in May 2004. Mr. Watson was President and Chief Executive Officer of Vector Aerospace Corporation, an aviation services firm, from November 2003 to January 2005. Mr. Watson served as Vice-Chairman of Spar Aerospace Limited, an aviation services firm, from January 2000 to January 2002. From 1996 to 1999, Mr. Watson served as President and Chief Executive Officer of Spar Aerospace Limited and from 1999 to 2000, as its Vice Chairman and Chief Executive Officer. Prior to 1996, Mr. Watson was President and Chief Executive Officer of Rogers Cable Inc. Mr. Watson also serves as a director of a number of other companies, including Rogers Cable Inc., Rogers Wireless Inc., Rogers Media Inc., Vector Aerospace Corporation, Cygnal Technologies Corp., B Split II Corporation, Kasten Chase Applied Research Limited, NorthStar Aerospace, OnX Incorporated, Great Lakes Carbon Income Fund, Louisiana-Pacific Corporation, Arpeggio Acquisition Corp., Pelmorex Inc. and Mason Capital. Mr. Watson holds a B.A.Sc. (Mechanical Engineering), University of British Columbia and an M.B.A. Ivey Business School, University of Western Ontario.

William David Wilson	Vice-Chairman, The Bank of Nova Scotia and Chief Executive Officer, Scotia Capital Inc. (corporate and investment banking)	1979	Nil	66,028	8,960.84

W. David Wilson, 60, resides in Toronto, Ontario, Canada and has been a director of RCI since February 1979. He is also a director of Rogers Cable Inc., Rogers Wireless Inc. and Rogers Media Inc. Mr. Wilson is Vice-Chairman, Bank of Nova Scotia and Chairman and Chief Executive Officer, Scotia Capital Inc. Mr. Wilson joined McLeod Young Weir Limited in 1971 and became Managing Director, Corporate Finance Department in 1984, President and Deputy Chief Executive Officer, ScotiaMcLeod, in 1993 and Chairman and Chief Executive Officer of Scotia Capital Markets in 1998 and Vice-Chairman, Bank of Nova Scotia in 2002. Mr. Wilson is a trustee of the Art Gallery of Ontario, a member of the Governing Council for the University of Toronto, and a member of the board of the University of Toronto Asset Management Corporation. Mr. Wilson holds a B. Comm., University of Toronto and an M.B.A., York University.
Notes:

(1)	Further details concerning these and other holdings are described above under the heading Outstanding Shares and Main Shareholders.

(2)	Loretta A. Rogers is married to Edward S. Rogers.

(3)	Edward Rogers is the son and Melinda Rogers is the daughter of Edward S. Rogers and Loretta A. Rogers.

(4)	Mr. Emerson was a director of Livent Inc. when the Ontario Securities Commission issued a cease trade order at the request of Livent Inc. in August 1998. Mr. Emerson resigned as director of Livent Inc. in November 1998. Livent Inc. was delisted from the Toronto Stock Exchange on November 19, 1999.

(5)	Mr. Peterson was a director of YBM Magnex International Inc. when the Ontario Securities Commission issued cease trade orders in May 1998. YBM Magnex International Inc. was delisted from the Toronto Stock Exchange on December 15, 1998.

(6)	Mr. Edward S. Rogers, O.C. was a director of At Home Corporation when it filed for Chapter 11 protection from creditors in September, 2001 and was cease traded on October 1, 2001. At Home Corporation was delisted from Nasdaq National Market on October 22, 2001.
     Each of the proposed nominees, other than Charles William David Birchall, is now a Director and has been a Director since the date indicated above. Information as to shares beneficially owned by each proposed nominee or over which each proposed nominee exercises control or direction, not being within our knowledge, has been furnished by the respective proposed nominees individually.

APPOINTMENT OF AUDITORS
      Management proposes that KPMG LLP be re-appointed as auditors of the Corporation. The 3 Directors named in the enclosed proxy card intend (subject to contrary instructions) to vote for the appointment of KPMG LLP as auditors to act until the next annual general meeting.
      The following table presents the amount of fees for professional services rendered by KPMG LLP for the audit of the annual financial statements and fees billed for other services rendered by KPMG LLP.
Auditors’ Fees

	2004	2003

Audit Fees(1)	$4,588,061	$2,387,383
Audit-related fees(2)	759,696	386,006
Tax Fees(3)	1,166,735	913,824
All other fees(4)	—	96,039

Total	$6,514,492	$3,783,252

Notes:

(1)	Consist of fees related to statutory audits, related audit work in connection with registration statements and other filings with various regulatory authorities, and accounting consultations related to audited financial statements.

(2)	Consist mainly of regulatory audits and reviews and other specified procedures audits.

(3)	Consist of fees for tax consultation and compliance services.

(4)	Consist mainly of fees for French translation and audits of the conversion of IT-related systems.
AMENDMENT TO THE RESTRICTED SHARE UNIT (RSU) PLAN
Background
      The Board adopted the Restricted Share Unit Plan (the RSU Plan) in 2004. Under the RSU Plan the Compensation Committee may grant RSUs to eligible employees and officers. The number of RSUs that may be granted is unlimited.
      The Board has authorized an amendment to the RSU Plan to increase the number of Class B Non-Voting Shares reserved for issuance from 50,916 to 2,000,000 (the RSU Plan Amendment). The purpose of the Amendment is to reserve a sufficient number of Class B Non-Voting Shares to satisfy our redemption obligations relating to existing and future grants of RSUs by the issuance of Class B Non-Voting Shares (up to a maximum of 2,000,000 Class B Non-Voting Shares).
Summary of the RSU Plan
Eligible Participants
      Our and our affiliates’ regular full time and part time employees and officers (the Participants) are eligible for a grant of RSUs. All grants require the approval of and are at the discretion of the Committee.
Determination of RSUs to be Granted
      The Committee determines the portion of the Participants’ compensation to be paid as part of the Corporation’s Long Term Incentive Plan. Under current policies of the Committees, the Participant may elect to receive the Long Term Incentive Plan benefit awarded to him or her in the form of stock options, as RSUs, or 50% as to stock options and 50% as to RSUs. Then, to the extent he or she elects to receive such benefits in the form of RSUs,

•	the dollar amount to be credited as RSUs
is divided by

•	the Market Price per Class B Non-Voting Share as of the grant date which is divided by

•	2

and the resulting number of RSUs is credited to the Participant’s RSU account. Dividends paid on the Class B Non-Voting Shares are credited as additional RSUs (by dividing the dollar amount of dividends payable by the Market Price per Class B Non-Voting Share on the date credited).
      The Market Price of the Class B Non-Voting Shares for calculating RSUs granted and credited as dividends, and the redemption price, is the weighted average trading price of the Class B Non-Voting Shares on the Toronto Stock Exchange for the 5 trading days before the relevant date.
Vesting of RSUs and Termination of Employment
      The Committee sets a date not later than 3 years after the grant date as the vesting date for a Participant’s RSUs. The Committee may also award RSUs subject to conditions, including performance conditions to vesting. To date, the Committee has not awarded RSUs subject to performance conditions to vesting.
      The following rules apply if a Participant’s employment is terminated before the vesting date:

•	if terminated by death or retirement, the Participant’s RSUs vest immediately before the death or retirement date

•	if terminated by disability, the Participant’s RSUs vest on the vesting date as if active employment continued

•	if terminated for any other reason, the Participant’s unvested RSUs are forfeited (unless the Committee otherwise expressly determines in writing)
Redemption of RSUs
      Our redemption rights and obligations are as follows:

•	we may redeem before the vesting date

•	we must redeem as of the vesting date
      all of a Participant’s vested RSUs. To redeem RSUs, we or the Compensation Committee may choose to

(1)	issue one Class B Non-Voting Share for each RSU; or

(2)	pay cash equal to

–	the number of RSUs credited
      multiplied by

–	the Market Price per Class B Non-Voting Share; or

(3)	use a combination of (1) and (2).
      We may not issue Class B Non-Voting Shares unless we obtain the approval of the Toronto Stock Exchange and any other regulatory authority (as may be required) and, if and as required by the Toronto Stock Exchange, our shareholders.
Class B Non-Voting Shares Reserved for Issuance under the RSU Plan
      The number of Class B Non-Voting Shares to be reserved for issuance under the RSU Plan represents approximately 0.7% of the aggregate number of Class A Shares and Class B Non-Voting Shares currently outstanding. As of the date hereof, a total of 287,717 RSUs have been granted to Participants. If the RSU Plan Amendment is approved, the number of Class B Non-Voting Shares reserved for issuance under all equity compensation plans would represent approximately 10.5% of the aggregate number of Class A Shares and Class B Non-Voting Shares currently outstanding.
Limitation on RSUs to Insiders and Others
      The RSU Plan requires that

•	the number of Class B Non-Voting Shares reserved for issuance pursuant to RSUs and/ or other units or stock options granted to any one person shall not exceed 5% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares;

•	the number of Class B Non-Voting Shares issued under the RSU Plan and/ or any other of our share compensation arrangements to an insider or that insider’s associates in a 12 month period shall not exceed 5% of the outstanding Class A Shares and Class B Non-Voting Shares;

•	the number of Class B Non-Voting Shares issued under the RSU Plan and/ or any other of our share compensation arrangements to insiders shall not exceed 10% of the outstanding Class A Shares and Class B Non-Voting Shares; and

•	the number of Class B Non-Voting Shares issued under the RSU Plan and/or any other of our share compensation arrangements to insiders and their associates in a 12 month period shall not exceed 10% of the outstanding Class A Shares and Class B Non-Voting Shares.
Amendment and Termination of RSU Plan
      The Compensation Committee of the Board of Directors may amend, suspend or terminate the RSU Plan at any time as long as no amendment, suspension or termination materially affects any RSUs granted previously to a Participant without his or her consent. Any amendment to the RSU Plan which requires regulatory approval will only be effected once such approval is obtained and, if required by law or rules of applicable stock exchanges, by the shareholders of the Corporation.
Transferability of Awards
      RSUs are not transferable or assignable other than to the personal representative of an estate or by will in the event of the death of a participant.
Approval of the RSU Plan Amendment
      The RSU Plan Amendment was approved by

•	a majority of our Directors and

•	a majority of our unrelated Directors (as identified in the Statement of Corporate Governance Practices in this Circular).
      As required by the Toronto Stock Exchange, the RSU Plan Amendment must be approved by a majority of the votes cast by holders of Class A Shares and Class B Non-Voting Shares, voting together, with each Class A Share and Class B Non-Voting Share having one vote per share for the purposes of the resolution approving the RSU Plan Amendment.
      A copy of the resolution is attached as Schedule A to this Circular.
      If the resolution is not approved, we will be required to redeem RSUs (other than the 50,916 RSUs granted in 2004) solely through cash payments.

PART 3 COMPENSATION
EXECUTIVE COMPENSATION
      The following table shows compensation we paid during the last three financial years to the Chief Executive Officer and the Chief Financial Officer who served during 2004, and the three other most highly compensated Executive Officers who served as Executive Officers at the end of 2004 (the Named Executive Officers).
Summary Compensation Table

					Long-Term
					Compensation
		Annual Compensation			Awards		Payouts
					Securities	Shares or
					Under	Units
				Other	Options/	Subject to
				Annual	SARs	Resale	LTIP	All Other
		Salary	Bonus	Compensation	Granted	Restrictions	Payouts	Compensation
Name and Principal Position	Year	($)	($)	($)(3)	(#)(6)	($)	($)(6)	($)(7)

Edward S. Rogers(1)	2004	1,103,684	2,312,678	1,021	Nil	Nil	Nil	1,134
President and Chief	2003	988,000	1,976,000	4,170	209,800	Nil	Nil	1,134
Executive Officer	2002	950,000	1,046,900	4,805	Nil	Nil	Nil	1,134

Alan D. Horn(1)	2004	517,796	1,020,252	354	Nil	Nil	Nil	1,685
Vice President, Finance	2003	486,216	425,880	1,447	82,700	Nil	Nil	1,654
and Chief Financial Officer	2002	468,000	236,700	1,664	Nil	Nil	Nil	1,592

David P. Miller(1)	2004	425,964	556,654	143	Nil	Nil	Nil	1,310
Vice President,	2003	400,000	525,427	585	68,000	Nil	Nil	1,310
General Counsel	2002	385,000	268,717	12,399	Nil	Nil	Nil	1,310

Nadir H. Mohamed (1)(2)(4)	2004	663,840	1,611,075	8,246	Nil	Nil	Nil	2,187
Senior Vice President,	2003	624,000	1,192,614	13,008	99,800	Nil	Nil	2,041
Wireless Telecommunications	2002	600,000	683,200	11,175	Nil	Nil	Nil	2,041

Anthony P. Viner(5)	2004	525,540	1,081,967	406	Nil	Nil	Nil	1,732
Senior Vice President,	2003	494,000	801,000	1,660	10,000	Nil	Nil	1,616
Media	2002	475,000	1,596,346	1,907	Nil	Nil	Nil	1,616

Notes:

(1)	The bonuses paid in 2004 to Messrs. Rogers, Horn, Miller and Mohamed include a special bonus in connection with the successful completion of the acquisition of Microcell Telecommunications Inc. and other related transactions.

(2)	The bonus paid to Mr. Mohamed includes a special bonus in furtherance of the Corporation’s retention arrangements.

(3)	The value of perquisites and benefits for each Named Executive Officer does not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus and is not reported herein.

(4)	Mr. Mohamed is the President and Chief Executive Officer of Rogers Wireless Inc.

(5)	Mr. Viner is President and Chief Executive Officer of Rogers Media Inc. Mr. Viner participates in a long term incentive plan described in this Information Circular under Employment Contracts. The accrued value of the units held by Mr. Viner in this plan was $17.95 million as at December 31, 2004. 12 of the 20 units awarded to Mr. Viner have vested.

(6)	The Corporation had no Long Term Incentive Plan (LTIP) payouts nor Stock Appreciation Rights (SAR) in 2004.

(7)	The amounts quoted in this column represent premiums paid by the Corporation for group term life insurance for each officer.

Options Granted during 2004
      The Corporation did not grant any stock options in 2004.
Aggregated Option/SAR Exercises in 2004 and Year End Option/SAR Values

					Value of Unexercised
			Unexercised		in-the-Money
			Options/SARs at		Options/SARs at
	Securities	Aggregate	December 31, 2004		December 31, 2004
	Acquired on	Value	(#)		($)
	Exercise	Realized	Exercisable/		Exercisable/
Name	(#)	($)	Unexercisable		Unexercisable

Edward S. Rogers	Nil	Nil	1,486,950/176,350	(1)	20,708,366/2,080,177
	11,535	87,088	Nil/Nil	(2)	Nil/Nil

Alan D. Horn	40,000	653,600	1,208,675/62,025	(1)	29,628,893/775,358
	6,223	50,095	Nil/Nil	(2)	Nil/Nil

David P. Miller	50,000	1,013,000	149,500/51,000	(1)	3,499,396/637,413
	1,616	11,778	Nil/Nil	(2)	Nil/Nil

Nadir H. Mohamed	400,000	1,958,599	512,500/330,986	(3)	3,952,000/4,319,077
	24,950 (4)	557,959	Nil/Nil		Nil/Nil

Anthony P. Viner	40,000	657,600	123,150/8,750	(1)	2,548,645/99,963
	2,677	20,881	Nil/Nil	(2)	Nil/Nil

Notes:

(1)	These amounts represent options granted between 1994 and 2003 for Class B Non-Voting Shares at exercise prices ranging from $6.29 to $34.14.

(2)	These amounts represent convertible preferred shares of the Corporation issued in 1994 pursuant to the 1991 Management Convertible Preferred Share Plan in the case of Messrs. Rogers, Horn, Miller and Viner, with a conversion price of $17.10 per Class B Non-Voting Shares of the Corporation. An amount equal to the purchase price for shares acquired under the 1991 Plan was provided by the Corporation (or an affiliate) to the designated employee by an interest-free loan, repayable in instalments over a ten year period. The shares purchased by the employee were pledged as security for the loan.

(3)	These amounts represent options to acquire Class B Non-Voting Shares at exercise prices ranging from $9.65 to $25.04. Mr. Mohamed had been granted options to acquire Rogers Wireless Communications Inc. (“RWCI”) Class B Restricted Voting Shares (“RWCI options”) at exercise prices ranging from $16.88 to $43.82 per share. During 2004 Mr. Mohamed exchanged 743,486 RWCI options for options to acquire the Corporation’s Class B Non-Voting Shares. This exchange was made pursuant to the offer made by the Corporation to the other holders of RWCI Class B Restricted Voting Shares to exchange their shares for Class B Non-Voting Shares of the Corporation.

(4)	These amounts represent options to acquire Class B Restricted Voting Shares of RWCI exercised by Mr. Mohamed.

(5)	The closing price of Class B Non-Voting Shares of the Corporation on the Toronto Stock Exchange on December 31, 2004 was $31.44. The closing price of Class B Restricted Voting Shares of Rogers Wireless Communications Inc. on the Toronto Stock Exchange on December 31, 2004 was $54.56.

RETIREMENT ARRANGEMENTS
Pension Plan Table

Remuneration	Years of Service
($)	15	20	25	30	35

125,000	37,500	50,000	62,500	75,000	87,500
150,000	45,000	60,000	75,000	90,000	105,000
175,000	52,500	70,000	87,500	105,000	122,500
200,000	60,000	80,000	100,000	120,000	140,000
225,000	67,500	90,000	112,500	135,000	157,500
250,000	75,000	100,000	125,000	150,000	175,000
300,000	90,000	120,000	150,000	180,000	210,000
400,000	120,000	160,000	200,000	240,000	280,000
500,000	150,000	200,000	250,000	300,000	350,000
600,000	180,000	240,000	300,000	360,000	420,000
700,000	210,000	280,000	350,000	420,000	490,000
800,000	240,000	320,000	400,000	480,000	560,000
900,000	270,000	360,000	450,000	540,000	630,000
1,000,000	300,000	400,000	500,000	600,000	700,000
1,100,000	330,000	440,000	550,000	660,000	770,000
1,200,000	360,000	480,000	600,000	720,000	840,000
1,300,000	390,000	520,000	650,000	780,000	910,000
      The preceding table reflects the pension benefits available under our defined benefit plan. Our plan credits an annual pension, payable at retirement, equal to 2% of career average earnings for each year of credited service (except that 2001 earnings apply to 2001 and earlier years). The maximum benefit payable from the Corporation’s defined benefit plan is $1,722.22 per year of service before January 1, 2004, $1,833.33 in 2004 and $2,000 per year of service after December 31, 2004. Any amount in excess of the maximum pension payable from the Corporation’s defined benefit plan is paid to the Named Executive Officer from supplemental retirement plans described below. Each pension is payable monthly for the lifetime of a Named Executive Officer and a maximum of 60 monthly payments are guaranteed. The expected years of service at normal retirement date (being age 65) and the estimated annual pensions (based on current levels of remuneration), including the benefits under the supplemental retirement plans described below are:

		Estimated
	Projected	Annual
Named Executive Officer	Service	Benefit

E. S. Rogers	47 years	$892,600	(1)
A.D. Horn	26 years	$252,300	(2)
D.P. Miller	25 years	$202,300	(2)
N. H. Mohamed	21 years	$292,000	(3)
A.P. Viner	20 years	$200,000	(2)

Notes:

(1)	E.S. Rogers’ pension from the Corporation’s Defined Benefit Plan started effective December 1, 2002. Under a supplemental pension plan, he is entitled to a benefit equal to 2% of his 2001 salary plus 2% of his average salary after 2001 multiplied by his years of service.

(2)	Under supplemental retirement plans, each of Messrs. Horn, Miller, and Viner is entitled to a pension based on 2% of his average salary multiplied by his years of service less any pension payable from the Corporation’s Defined Benefit Plan. We will pay a death benefit of $100,000 per year for 10 years for any of these executives who dies after age 55 and before age 65.

(3)	Under a supplemental retirement plan, Mr. Mohamed is entitled to a pension upon the later of the cessation of his employment and May 1, 2011, in the base amount of $225,000 increasing at the rate of 4% per annum during the period from May 1, 2004 to the earlier of the cessation of his employment with the Corporation and May 1, 2021, less any amounts payable from his previous employer’s pension plan and the Corporation’s Defined Benefit Plan.

(4)	The supplemental retirement plans for Messrs Horn, Miller and Viner vest at 10% per year commencing at age 55. The amounts payable are reduced when paid prior to age 65. Mr. Mohamed’s supplemental retirement plan is fully vested and he is entitled to receive full benefits commencing at age 55.

EMPLOYMENT CONTRACTS
      We have a written employment contract with 3 of our Named Executive Officers. The contracts include the compensation and pension terms set out above.
      Under his employment contract, Mr. E. S. Rogers will be our Chief Executive Officer until June 30, 2008. The contract sets out procedures for setting annual salary and bonus (see Summary Compensation Table and the Report of the Compensation Committee for the 2004 amounts). It also provides him with the right to various benefits that we make available generally to our senior executives. On his death, we will pay to his spouse in equal monthly instalments for her lifetime an annual amount equal to one-half of his average annual salary for the 3 year period ending the earlier of December 31, 2006 and his employment termination date. If we terminate Mr. Rogers’ employment without cause we will give him 6 months’ notice (or the number of months between the termination date and June 30, 2008, if less). Mr. Rogers has agreed not to compete, for 5 years after the termination date, with our and our subsidiaries’ business.
      Our employment contracts with Messrs. Mohamed and Viner continue to their respective 65th birthdays. Each contract sets out procedures for setting annual salary and bonus (see Summary Compensation Table and the Report of the Compensation Committee for the 2004 amounts). The contracts also provide the executives with the right to various benefits that we make available generally to our senior executives.
      Under our employment contract with Mr. Mohamed, if we terminate Mr. Mohamed’s employment, other than for cause, we will pay him a sum equal to 24 months base salary and bonus and permit him to continue in our pension and benefit plans (except any disability plans) for 24 months or until he turns 65, should that occur before the end of the 24 month period. Our stock options that would have become exercisable within 24 months become immediately exercisable. He may exercise those options, and all options already exercisable, for 10 years from their grant dates. If there is a change of control of us or Rogers Wireless Communications Inc., Mr. Mohamed may resign and be entitled to the termination results outlined above. Unless he is terminated without cause, Mr. Mohamed has agreed, among other things, not to compete for twelve months after his termination with any wireless communications business carried on by Rogers Wireless Communications Inc. and its subsidiaries at the termination date.
      Under our employment contract with Mr. Viner, if we terminate Mr. Viner’s employment, other than for cause, we will give him notice (or equivalent payment) equal to the lesser of three years and the number of months between the termination date and his 65th birthday. Mr. Viner has agreed among other things, not to compete for eighteen months after his termination with any broadcasting or programming business competitive with the business of our subsidiary Rogers Broadcasting Ltd. (the RBL) and corporations within its group carried on at the termination date. RBL awarded Mr. Viner 20 participating units (the RBL Units) in a long term incentive phantom option plan, twelve of which units had vested by the end of 2004. Mr. Viner may under that plan elect to receive for each vested unit a cash payment equal to a certain percentage of the increase in the capitalized value of RBL and its subsidiaries. That increase is measured at the fiscal year end of RBL before his election against the value at December 31, 1996. Mr. Viner may so elect only as to vested RBL Units, and only on or before August 31, 2007.
      In addition to the written employment contracts with the three Named Executive Officers referred to above, we have a written agreement with Mr. Miller that, if we terminate Mr. Miller’s employment without cause, we will pay him the sum of (a) the amount equal to his bonus for the year of termination and (b) the amount of his salary for 24 months (or the number of months between the termination date and his 65th birthday, if less).
REPORT OF THE COMPENSATION COMMITTEE
      The Compensation Committee consists of 7 non-management Directors. Under the mandate established by the Board, the Compensation Committee:

•	oversees all employee compensation programs including

—	cash compensation

—	equity awards

—	benefits

—	perquisites

•	directly reviews and provides accountability for compensation paid to our senior executives (including the Named Executive Officers).

      The Committee aims to ensure that the compensation programs support our on-going success in recruiting, motivating and rewarding employees for consistently meeting and exceeding financial and strategic goals, and in the process, delivering value to our shareholders.
      The Committee met 4 times in 2004 and completed the following actions:

•	for senior executives, reviewed and approved short-term incentive plan targets and payments, and long-term incentive awards in respect of 2004, both in aggregate and individually;

•	reviewed and approved the executive compensation disclosure in the 2004 Information Circular;

•	reviewed and revised the mandate of the Committee; and

•	reviewed compensation trends and issues with an independent consulting firm.
REPORT ON EXECUTIVE COMPENSATION
Compensation Philosophy
      The Corporation fosters a true “pay for performance” culture by placing significant emphasis on variable pay for its executives. Our compensation programs are designed to recognize outstanding individual performance in the context of overall corporate success. This emphasizes the importance of balancing and rewarding individual and team performance.
Pay Benchmarking
      The Corporation routinely assesses the market competitiveness of its executive compensation through data acquired from an independent compensation consulting firm. Our compensation levels are compared to those in Canadian companies operating in each of the following sectors:

•	telecommunications

•	publishing

•	broadcasting

•	cable
      We do not position our compensation levels at a specific level in relation to the market. Rather, we position by individual to recognize the individual’s skills set, experience, contribution and retention risk. This approach is driven by the intense level of competition in all markets in which the Corporation operates, and the importance and mobility of executive talent.
Base Salary
      Base salary is decided by considering comparable positions in relevant companies and by assessing an executive’s sustained performance. Base salaries are reviewed annually and adjusted if required.
Annual Incentives
      Our executive officers are eligible for annual cash bonuses based on achieving specified performance levels. At the start of each year, a percentage of an executive’s base salary is set as a target award based on specific financial and strategic goals. Actual awards are based on an executive’s performance measured against the goals, and range from zero to a multiple of the target awards.
      For such senior executives (including Named Executive Officers) the Committee will approve:

•	performance criteria (metrics)

•	weighting of these metrics

•	the threshold, target and stretch levels of performance

•	the corresponding target awards

      The Named Executive Officers’ annual incentive awards were based on the following metrics and weights in 2004:

	Metrics	Weighting

E.S. Rogers	(against budget)
A.D. Horn	• EBITDA (earnings before interest,	70%(1)
D.P. Miller	taxes, depreciation and amortization)
N.H. Mohamed	• Net subscriber additions
• Subscriber churn
• Network revenue growth
• Customer satisfaction
	• Personal objectives	30%

A.P. Viner	• EBITDA of Rogers Media (actual)	100%

(1)	The weighting of these metrics varies by metric and by individual.
     In 2004, the target annual incentive as a percentage of base salary, for each Named Executive Officer, was as follows:

Bonus

(% of salary)
E.S. Rogers	100%
A.D. Horn	60%
D.P. Miller	50%
N.H. Mohamed	67%
A.P. Viner	n/a (a)

(a)	as noted in the table of metrics and weightings, Mr. Viner’s annual incentive is directly linked to the EBITDA of Rogers Media, thus there is no target percentage of base salary.
     Annual incentive awards for the Named Executive Officers in 2004 were consistent with the terms of the incentive plan approved by the Committee at the start of the year. Actual awards exceeded target awards due to strong individual and corporate performance.
      The Committee may approve from time to time additional special cash awards for an exemplary performance, particularly for matters outside the normal course of business. For 2004, the Committee made special awards to Messrs. Rogers, Horn, Miller and Mohamed in connection with the successful completion of transactions including the acquisition of Microcell Telecommunications Inc., and other related transactions.
Long Term Incentives
      The most senior of our executives receive a substantial portion of their compensation opportunities in the form of long term incentives. This is consistent with market practices and our philosophy of variable compensation. We believe that equity based long term incentives create an enhanced alignment of an executive’s interests with your interests as shareholders.
      The Corporation has maintained a stock option plan for key employees and officers for a number of years (See Summary of the 2000 Stock Option Plan above). The Committee approves a schedule that links the value of shares under a stock option grant to an individual’s base salary. This determines the size of individual stock option grants.
      The Committee may, in cases of a new hire, promotion or exemplary individual performance during the year, approve:

(a)	the accelerated grant of future long term incentive awards, so that an award made in the current period (subject to normal vesting) will equal the grants that would normally have been made over a specific number of future periods (with no future additional long term incentive awards for the same specified number of periods); or

(b)	an award in excess of that calculated according to the approved schedule.

      Except where awards are accelerated, the Committee does not consider the size or terms of long term incentive awards granted in prior years when determining individual grants in the current period.
      In January, 2005, the Committee approved a revised long term incentive plan for executives. The revised plan includes the use of stock options with a shorter term to expiry and the introduction of regular RSU grants (See Amendment to the Restricted Share Unit Plan above). RSU values track the rise and fall of the market price of Class B Non-Voting Shares and are redeemable in specified circumstances for Class B Non-Voting Shares, cash or a combination of both.
      Key provisions of the revised long term incentive plan include:

•	awards will be granted annually subject to Committee approval;

•	eligible executives may make the following choices for their award grant:

(i)	100% in stock options;

(ii)	100% RSUs; or

(iii)	50% in stock options and 50% in RSUs,

and (iii) applies if no choice is made;

•	the value of an RSU is considered to be equal to 2 stock options;

•	the exercise price of stock options is the market price of the shares when the option is granted;

•	under the revised long term incentive plan, new stock options granted will have a term of seven years and will vest at the rate of 25% starting on the 1st anniversary of the grant date;

•	RSUs have a three year term and vest 100% at the end of the term.
      The revised long term incentive plan includes a change in eligibility criteria. The number of individuals participating decreased by approximately 60% from the previous year. All changes to the plan are in line with market trends with respect to more conservative uses of stock options. The intention is to focus participation on a smaller number of individuals who have the greatest ability to create sustained value for shareholders.
Benefits and Perquisites
      Executives at the Vice President level and above are eligible for enhanced life insurance and long term disability benefits in addition to other employee benefits generally. Depending on an executive’s role, the executive may be eligible for a company automobile or automobile allowance, and membership fees to a business or recreation club, subject to a specified maximum value.
Chief Executive Officer’s Compensation
      The Compensation Committee reviews the Chief Executive Officer’s performance each year. Mr. Rogers’ base salary is established in a manner consistent with that established for other senior executives.
      As noted in the general discussion of executive compensation, the Chief Executive Officer’s annual incentive is based on a series of quantitative and qualitative metrics.
Financial Performance Summary — 2004
      Based on our performance against the budget metrics, on the business results component of the annual incentive, Mr. Rogers earned an amount equal to 182.8% of the 70% weighting due to over performance in the key metrics, in particular EBITDA and subscription growth.
Non-Financial Performance Summary — 2004
      The Committee awarded Mr. Rogers 150% of the Personal Objectives component of the annual incentive for 2004 reflecting his leadership during our highly successful year.
      In addition, Mr. Rogers was awarded a special bonus of $500,000 for his leadership in connection with the successful completion of the acquisition of Microcell Telecommunications Inc. and other related transactions.

      Based on our 2004 results, the Compensation Committee awarded Mr. Rogers an annual incentive award of $2,312,678 (equal to 2.1 times his base salary). The Committee also approved a new employment agreement for Mr. Rogers pursuant to which his salary increased by 17.9% in November 2004 to $1.2 million. Based on Mr. Rogers’ election to take 100% of his 2005 long-term incentive award in the form of stock options, the Committee approved the grant of 53,300 options in 2005 at an exercise price of $33.95 per share.
Submitted on behalf of the Compensation Committee
THOMAS I. HULL, Chairman
RONALD D. BESSE
H. GARFIELD EMERSON, Q.C.
PETER C. GODSOE, O.C.
ROBERT W. KORTHALS
WILLIAM T. SCHLEYER
JOHN A. TORY, Q.C.

SHARE PERFORMANCE GRAPH
      The following graph shows changes over the past five-year period in the value of $100 invested on December 31, 1999 in:

(4)	our Class A Shares (RCI.A)

(5)	our Class B Non-Voting Shares (RCI.B)

(6)	the Standard & Poors/Toronto Stock Exchange Composite Total Return Index
Comparison of 5-Year Cumulative Total Return

	Dec. 1999	Dec. 2000	Dec. 2001	Dec. 2002	Dec. 2003	Dec. 2004

RCI.A	$100	$72	$76	$43	$60	$90

RCI.B	$100	$72	$77	$42	$61	$89

S&P/TSX Composite
Total Return Index	$100	$107	$94	$82	$104	$119

      Values are given at December 31 of each of the years listed. The year-end values of each investment are based on share appreciation plus dividends reinvested.

COMPENSATION OF DIRECTORS
      For 2004 we paid non-employee Directors fees based on the following structure:

annual Board retainer	$40,000

annual Board retainer (operating subsidiary)(1)	$10,000

each Board meeting attended	$ 1,000 or
	$ 1,250 or	(travel 100 to 1000 km)
	$ 2,000	(travel over 1000 km)

each Audit Committee meeting attended	$ 1,000 or
	$ 1,750 or	(travel 100 to 1000 km)
	$ 2,000	(travel over 1000 km)

each other committee meeting attended	$ 1,000 or
	$ 1,250 or	(travel 100 to 1000 km)
	$ 2,000	(travel over 1000 km)

annual retainer for Audit and Compensation Committee chairs	$20,000

each committee meeting attended by chair of Audit and Compensation Committee chairs	$ 3,000

annual retainer for other committee chairs	$10,000

each committee meeting attended by chair of other committees	$ 1,500

Note:

(1)	Paid by operating subsidiary (in addition to attendance fees paid by operating subsidiary).
     We pay a retirement allowance of $20,000 plus $2,000 per year of service to our Directors after ten years of service upon retirement. We reimburse Directors for travel and other expenses when they attend meetings or conduct our business. We did not pay Directors’ fees to Directors who are our officers.

      The following Table shows the compensation we paid to each Director for the year ended December 31, 2004.
2004 Directors’ Compensation

		Annual			Committee
	Annual	Board	Board	Committee	Membership	Travel		Dividends
	Board	Retainer	Meeting	Chair	Meeting	Time		Paid	Total
	Retainer	(Operating	Fees	Retainer	Fees	Allowance		During	Compensation
Director	($)	Subsidiary)(8)	($)	($)	($)	($)		2004	($)

Ronald D. Besse (5)(6)(7)	$40,000.00	$ 7,500.00	$14,500.00	$20,000.00	$24,000.00	N/A		$ 964.40	$106,964.40

H. Garfield Emerson, Q.C.(1)	N/A	N/A	N/A	N/A	N/A	N/A		$1,731.01	N/A

Peter C. Godsoe, O.C.(5)	$40,000.00	N/A	$12,500.00	N/A	$12,250.00	N/A		$ 30.64	$ 64,780.64

Thomas I. Hull (6)(7)	$40,000.00	$17,500.00	$20,500.00	$20,000.00	$25,250.00	N/A		$ 902.89	$124,152.89

Robert W. Korthals(7)	$40,000.00	$ 5,000.00	$11,250.00	N/A	$ 8,000.00	N/A		$ 627.19	$ 64,877.19

Philip B. Lind (2)	N/A	N/A	N/A	N/A	N/A	N/A		N/A	N/A

Alexander Mikalachki	$40,000.00	N/A	$ 6,750.00	N/A	$ 250.00	$14,000.00 (	3)	$ 46.79	$ 61,046.79

David R. Peterson, P.C., Q.C.	$40,000.00	$10,000.00	$21,500.00	N/A	$16,750.00	N/A		$ 624.57	$ 88,874.57

Edward S. Rogers, O.C.(2)	N/A	N/A	N/A	N/A	N/A	N/A		N/A	N/A

Edward Rogers (2)	N/A	N/A	N/A	N/A	N/A	N/A		N/A	N/A

Loretta A. Rogers(6)	$40,000.00	$15,000.00	$21,250.00	N/A	N/A	N/A		$ 597.04	$ 76,847.04

Melinda M. Rogers(2)	N/A	N/A	N/A	N/A	N/A	N/A		N/A	N/A

William T. Schleyer(7)	$40,000.00	$ 5,000.00	$ 8,500.00	N/A	$ 2,000.00	$ 8,000.00		$ 671.99	$ 63,171.99

John A. Tory, Q.C.(5)	$40,000.00	N/A	$12,500.00	N/A	$18,250.00	N/A		$ 693.04	$ 71,443.04

J. Christopher C. Wansbrough(6)	$40,000.00	$22,500.00	$37,250.00	$10,000.00	$26,500.00	N/A		$ 532.76	$136,782.76

Colin D. Watson (4)(5)	$23,879.45	$10,000.00	$ 9,750.00	$ 3,750.00	$10,500.00	N/A		N/A	$ 57,879.45

W. David Wilson (5)	$40,000.00	N/A	$11,500.00	N/A	$ 7,500.00	N/A		$ 604.72	$ 59,604.72

(1)	See description of Mr. Emerson’s retainer below.

(2)	As Directors employed by us, Ms. Rogers and Messrs Lind, Rogers and Rogers do not receive an annual board retainer or meeting fees.

(3)	Alexander Mikalachki’s travel time allowance has been allotted to both Board and Audit Committee meeting fees as follows — Board: $8,750; Audit: $5,250.

(4)	Colin Watson was elected to the Board effective May 27, 2004.

(5)	Committee meeting fees includes compensation for attendance at Technology Committee tutorial session.

(6)	Messrs. Besse, Hull, Wansbrough and Mrs. Rogers resigned from the board of Rogers Media Inc. effective May 27, 2004.

(7)	Messrs Besse and Hull were appointed to the board of Rogers Cable Inc. effective October, 2004; Messrs. Korthals and Schleyer resigned from the board of Rogers Cable Inc. effective May, 2004.

(8)	Starting in 2005, Directors no longer receive a retainer for serving as a director on the board of the Corporation’s operating subsidiaries.

     In 2004, Mr. Emerson served in the following corporations within the Rogers group:

Corporation	Position

Rogers Communications Inc.	• Director
• non-executive Chairman

Rogers Wireless Inc.	• Director
• non-executive Deputy Chairman

Rogers Cable Inc.	• Director
• non-executive Vice Chairman

Rogers Media Inc. (part of year)	• Director
• non-executive Chairman

Rogers Communications Inc.,	• Chairman of Executive Committee and Nominating and
Rogers Wireless Inc.	Corporate Governance Committee
• Member of
— Executive Committee
— Audit Committee
— Finance Committee
— Nominating and Corporate Governance Committee
— Compensation Committee
— Technology Committee

Rogers Cable Inc.	• Member of
Rogers Media Inc. (part of year)	— Executive Committee
— Audit Committee
— Finance Committee
      For such services, we paid Mr. Emerson an all-inclusive annual retainer of $300,000 in 2004 in lieu of all other retainers and attendance fees. Mr. Emerson is also entitled to a club membership reimbursed by us and has a supplemental retirement plan that provides for a pension based on 2% of his average compensation multiplied by his years of service.
Directors’ Deferred Share Unit (DDSU) Plan
      We started the DDSU Plan effective January 1, 2000 to encourage Directors to align their interests with shareholders. Non-employee Directors may choose to receive any or all of their fees in DDSUs. Each DDSU is a book entry having a value equal to the market value of a Class B Non-Voting Share at the start of the relevant fiscal quarter. A Director’s DDSUs may be converted to cash only when the Director ceases to be our or our subsidiaries’ director. The value of a converted DDSU will be equal to the market value of the Share at the conversion time. DDSUs accrue dividends in the form of additional DDSUs at the same rates as dividends on those Shares.
Share Ownership Guidelines
      A Board resolution requires that each non-employee Director own 4,000 of any combination of Class A Shares, Class B Non-Voting Shares and DDSUs during his or her term of service as Director of the Corporation.
Stock Option Plan
      We grant options from time to time to Directors under our stock option plans. No options were granted to Directors in 2004.

Board and Committee Attendance of Directors
      The information presented below shows Board and Committee meetings held and attendance of Directors for the year ended December 31, 2004.
      The following table shows a summary of Board and Committee meetings held during 2004.
Board and Committee Meetings Held

Board	15
(a) Audit Committee	7
(b) Compensation Committee	4
(c) Pension Committee	4
(d) Executive Committee	1
(e) Finance Committee	11
(f) Nominating and Corporate Governance Committee	3
(g) Technology Committee	2

Total number of meetings held	47

      The following table provides a summary of attendance for Board and Committee members during fiscal 2004. Committee membership is identified by the letters (a) to (g) as set out in the above table entitled Board and Committee Meetings Held.
Attendance of Directors at Meetings

Name	Board Meetings Attended	Committee Meetings Attended(1)

R. D. Besse(a)(b)(c)	14 of 15	13 of 15

H.G. Emerson, Q.C.(a)(b)(d)(e)(f)(g)	14 of 15	25 of 28

P. C. Godsoe, O.C.(b)(d)(e)	14 of 15	12 of 16

T. I. Hull(b)(d)(e)(f)	14 of 15	19 of 19

R. W. Korthals(b)(c)(g)	12 of 15	8 of 10

P.B. Lind	15 of 15	N/A

A. Mikalachki(a)	15 of 15	5 of 7

D.R. Peterson, P.C., Q.C.(a)	15 of 15	7 of 7

E.S. Rogers, O.C.(d)(e)(g)	14 of 15	14 of 14

E. Rogers(d)(e)(g)	15 of 15	8 of 12

L. A. Rogers	14 of 15	N/A

M. M. Rogers(c)	13 of 15	2 of 4

W.T. Schleyer(b)(g)	10 of 15	3 of 6

J.A. Tory, Q.C.(b)(d)(e)(f)	14 of 15	18 of 19

J.C.C. Wansbrough(a)(c)(d)(e)	14 of 15	22 of 23

C.D. Watson(2)(a)	6 of 6	3 of 3

W.D. Wilson(a)	14 of 15	6 of 7

Notes:

(1)	Directors who are not members of any Committee may attend Committee meetings at the invitation of the Chair of the Committee.

(2)	Effective May 27, 2004 Mr. Watson joined the Board and the Audit Committee.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
      The following table shows details of equity compensation plan information at December 31, 2004.
Equity Compensation Plan Information

	Number Of Securities		Number Of Securities
	To Be Issued		Remaining Available
	Upon Exercise Of	Weighted — Average	For Future Issuance Under
	Outstanding Options,	Exercise Price	Equity Compensation Plans
	Warrants And Rights	Of Outstanding Options,	(Excluding Securities
	As at December 31, 2004	Warrants And Rights	Reflected In Column (A))
Plan	Category (A)	(B)	(C)

Equity compensation plans approved by securityholders	OPTIONS 18,075,849	$18.37	9,498,890

Equity compensation plans not approved by securityholders	RSUs 50,916	$24.55	Nil(1)

TOTAL	18,126,765(2)		9,498,890

Notes:

(1)	If Amendment to Restricted Share Unit Plan described above is approved by the TSX and shareholders, an aggregate of 2 million Class B Non-voting Shares will be available for issuance under the RSU Plan of which 1,712,283 Class B Non-voting Shares will be available in respect of future grants of restricted share units.

(2)	The total number of Class B Non-voting Shares reserved for issuance in respect of stock options and restricted share units outstanding as at December 31, 2004 represents 6.5% of the issued Class A Voting Shares and Class B Non-voting Shares.
     The following information is provided as of May 1, 2005:

	# of Class B Shares
	Issued and Issuable in
	Respect of Units and
	Options Outstanding	% of Outstanding
	Under Security Based	Class A and Class B
Plan	Compensation Arrangements	Non-Voting Shares

Restricted Share Unit Plan	287,717	0.1
2000 Stock Option Plan	17,418,324	6.2
1996 Stock Option Plan	7,247,252	2.6
1994 Stock Option Plan	2,772,088	1.0
Note:

(1)	Subject to shareholder and TSX approval in respect of the Amendment to the RSU Plan.
     All equity based plans restrict the participation of insiders in the plans as follows:

•	the number of Class B Non-Voting Shares reserved for issuance pursuant to RSUs and/or other units or stock options granted to any one person shall not exceed 5% of the aggregate number of outstanding Class A Shares and Class B Non-Voting Shares;

•	the number of Class B Non-Voting Shares issued under the RSU Plan and/or any other of our share compensation arrangements to an insider or that insider’s associates in a 12 month period shall not exceed 5% of the outstanding Class A Shares and Class B Non-Voting Shares; and

•	the number of Class B Non-Voting Shares issued under the RSU Plan and/or any other of our share compensation arrangements to insiders shall not exceed 10% of the outstanding Class A Shares and Class B Non-Voting Shares.
      Under the stock option plans a participant may, subject to regulatory approval, assign options to a personal holding company or to a registered retirement savings plan. Rights respecting RSUs are not assignable other than upon the death of the participant.

      The Compensation Committee of the Board has the authority to waive or vary the provisions regarding exercise of options following termination of employment or ceasing to be a Director, as applicable.
Summary of the Stock Option Plans
Eligible Participants
      Our and our affiliates’ regular full time and part time employees and officers (the Participants) are eligible for a grant of stock options under our 1994, 1996 and 2000 stock option plans. All grants require the approval of and are at the discretion of the Compensation Committee.
Determination of Stock Options to be Granted
      The Committee determines the portion of the Participants’ compensation to be paid as part of the Corporation’s Long Term Incentive Plan. The Participant elects whether to receive the Long Term Incentive Plan benefit awarded to him or her in the form of stock options, as RSUs (see above), or 50% as to stock options and 50% as to RSUs. Then, to the extent he or she elects to receive such benefits in the form of stock options,

•	the dollar amount to be credited as stock options
is divided by

•	the Market Price per Class B Non-Voting Share as of the grant date and the resulting number of stock options is awarded to the Participant.
      The Market Price of the Class B Non-Voting Shares for calculating stock options, and the exercise price, is the weighted average trading price of the Class B Non-Voting Shares on the Toronto Stock Exchange for the 5 trading days before the relevant date.
Vesting of Stock Options and Termination of Employment
      The stock options typically vest 25% per year and expire in periods ranging from 7 to 10 years. The Committee may establish a different vesting period.
      The following rules apply if a Participant’s employment is terminated before expiry:

•	if terminated by death or retirement, the Participant’s stock options vest immediately and may be exercised during the period ending on the earlier of the date of expiry of the stock option and 6 months after termination (unless the Committee otherwise expressly determines in writing). If the optionee is a director, the options may be exercised within 12 months after termination (unless the Committee otherwise expressly determines in writing) or, in certain instances, the options will continue to be exercisable until their expiry in accordance with their terms.

•	if terminated for any other reason, the Participant’s unvested stock options are forfeited (unless the Committee otherwise expressly determines in writing) and vested options may be exercised at any time within 30 days after termination. If the optionee is a director, the vested options may be exercised within 6 months after termination or, in certain instances, the options will continue to be exercisable until their expiry in accordance with their terms.
Amendment and Termination of Stock Option Plans
      The Board of Directors may amend or discontinue the stock option plans at any time as long as no such amendment may, without the consent of the optionee, alter the terms of any option previously granted to an optionee, if such alteration will have the effect of adversely affecting such optionee’s rights thereunder, unless additional similar rights comparable thereto, or other compensation of equal or greater value, is given to such optionee.
      The Compensation Committee of the Board of Directors has the right to waive or vary the provisions regarding the exercise of options generally, including following the termination of employment or where a director ceases to serve in such capacity.

Assignment of Options
      Options are personal to the optionee and are non-assignable, with the exception of the assignment to a legal personal representative of the estate of the optionee, to a personal holding company controlled by the optionee or to a registered retirement savings plan established by the optionee.
Employee Share Accumulation Plan
      In 2004 we established the employee share accumulation plan (the Employee Plan), which replaced the Employee Share Purchase Plan. The Employee Plan is open to all of our employees, excluding participants in our stock option plans and our RSU Plan, described above. Under the Employee Plan, an employee may elect to participate by making contributions from payroll up to a maximum of 5% of salary. The Board may, in its discretion, authorize designated employees who may contribute up to 10% of their salary to the Employee Plan.
      The Employee Plan is managed by an independent trustee, which holds the contributions on behalf of the employee. At the end of each calendar quarter, we contribute to each participating employee’s account, an amount equal to 25% of the aggregate contributions made during that quarter by the participating employee. The trustee then purchases Class B Non-Voting Shares with such contributions, through the facilities of the Toronto Stock Exchange, for the account of the participating employee.
      During the year ended December 31, 2004, an aggregate of 196,412 Class B Non-Voting Shares were purchased under the Employee Plan.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
      The following table shows the aggregate indebtedness of directors, executive officers and employees (current and former) outstanding at May 1, 2005 to the Corporation and its subsidiaries.
Aggregate Indebtedness

	To the Corporation	To another
Purpose	or its subsidiaries	Entity

Share Purchases	Nil	Nil
Other	$4,130,675	Nil

      The following table shows the outstanding amounts that Directors and executives officers borrowed from the Corporation or its subsidiaries under the Corporation’s securities purchase program. The Corporation does not have any other programs under which Directors and executive officers may borrow. Executive officers are the senior officers of the Corporation in charge of principal business units and/ or performing a policy-making function of the Corporation.
Indebtedness Under Securities Purchase Program

				Financially
		Largest		Assisted
		Amount		Securities		Amount
		Outstanding		Purchases		Forgiven
		During The	Amount	During The		During The
		Year Ended	Outstanding	Year Ended	Security For	Year Ended
	Involvement	Dec. 31, 2004	May 1, 2005	Dec. 31, 2004	Indebtedness	Dec. 31, 2004
Name And Principal Position	Of Issuer(1)	($)	($)	($)	($)	($)

Lorraine Daly	Loan from	20,623	Nil	Nil	RCI Convertible	Nil
Vice President, Treasurer	Corporation				Preferred Shares

Bruce D. Day	Loan from	36,594	Nil	Nil	RCI Convertible	Nil
Vice President, Corporate Development	Corporation				Preferred Shares

Kenneth G. Engelhart	Loan from	12,671	Nil	Nil	RCI Convertible	Nil
Vice President, Regulatory	Corporation				Preferred Shares

Alan D. Horn	Loan from	39,928	Nil	Nil	RCI Convertible	Nil
Vice President, Finance & Chief Financial Officer	Corporation				Preferred Shares

Philip B. Lind	Loan from	48,957	Nil	Nil	RCI Convertible	Nil
Vice Chairman	Corporation				Preferred Shares

Graeme H. McPhail	Loan from	35,226	Nil	Nil	RCI Convertible	Nil
Vice President, Associate General Counsel	Corporation				Preferred Shares

David P. Miller	Loan from	16,142	Nil	Nil	RCI Convertible	Nil
Vice President, General Counsel and Secretary	Corporation				Preferred Shares

Edward S. Rogers	Loan from	115,032	Nil	Nil	RCI Convertible	Nil
President and Chief Executive Officer	Corporation				Preferred Shares

Anthony P. Viner	Loan from	45,777	Nil	Nil	RCI Convertible	Nil
Senior Vice President, Media	Subsidiary				Preferred Shares

Note:

(1)	Each of the above loans was non-interest bearing. These loans were repayable over ten years with mandatory repayments of 5% on the first to sixth anniversaries of the loan, 10% on the seventh and eighth anniversaries, 15% on the ninth anniversary and 35% on the tenth anniversary. At any time the borrower was entitled to prepay an amount equal to 10% of the principal amount for each complete year the loan was outstanding less any mandatory repayments.

PART 4 CORPORATE GOVERNANCE
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
      The Board endorses the principle that our corporate governance practices (the Corporate Governance Practices) are a fundamental part of our proper functioning as a corporation. The Board believes that these Practices enhance the interests of our securityholders, employees, customers and of others dealing with us. These Practices conform in all substantial aspects with applicable corporate governance guidelines and standards and take into account the following:

Source	Reason for Conforming

Sarbanes-Oxley Act of 2002 (U.S.)	We are a foreign private issuer in the U.S.A.

New York Stock Exchange (the NYSE)	We have shares listed on the NYSE

The Toronto Stock Exchange (the TSX)	We have shares listed on the TSX

Canadian Securities Administrators	Existing rules on audit committees and certification of disclosure and proposed rules on effective corporate governance and disclosure of corporate governance practices

Canadian Coalition for Good Governance (the Coalition)	Prominent members dedicated to good governance
      The Board closely monitors these and other corporate governance developments and is committed to enhancing our Corporate Governance Practices on a continuing basis. Our Corporate Governance Practices, summarized below, respond to the current guidelines of the TSX (the TSX Guidelines). We also refer to selected Corporate Governance Guidelines for Building High Performance Boards Version 1.0 (January 2005) (the Coalition Guidelines). This Statement of Corporate Governance Practices was prepared by the Nominating and Corporate Governance Committee and approved by the Board.
Board Charter and Mandate of the Board
      The Board has adopted a Board of Directors Charter (the Board Charter) as its written mandate of Directors’ duties and responsibilities. The Board Charter stipulates that Directors’ conduct must meet the highest standards of personal and professional integrity. It outlines procedures to ensure the Board’s effective and independent operation and the role and main responsibilities of the part-time, non-management Chairman of the Board. You can read our Board Charter by clicking on “Corporate Governance” at www.rogers.com. Information contained in or otherwise accessible through websites mentioned in this Statement of Corporate Governance Practices does not form part of this Statement.
      The Board has explicitly assumed responsibility for stewardship of our business and affairs including matters referred to in the TSX Guidelines.1 The Board acts directly or through its committees. The Board reviews and approves at least annually a strategic plan for each of our operating entities and has adopted a strategic planning process. The Board is responsible for identifying the main risks of our businesses and overseeing systems to manage these risks.
      The Board oversees and reviews (and if applicable formally approves):

•	management’s strategic and operating plans and capital and operating budgets;[2]

•	our and management’s performance against these plans and budgets;

•	principal risks and the adequacy of systems and procedures to manage those risks;[3]

•	management development and succession planning including appointment of senior management, and compensation and major benefit policies;[4]

1	TSX Guideline No. 1.

2	TSX Guideline No. 1(a); Coalition Guideline No. Ten.

3	TSX Guideline No. 1(b); Coalition Guideline No. Ten.

4	TSX Guidelines No. 1(c) and No. 8; Coalition Guidelines No. Two and No. Eleven.

•	acquiring and divesting of business operations, strategic investments and alliances, major business development initiatives and unbudgeted expenditures over $5 million;

•	our communications policies for interaction with analysts, investors, other stakeholders and the public, and compliance with continuous disclosure obligations;[5]

•	development of our corporate governance principles and approach including approval of our Corporate Governance Practices;[6]

•	monitoring compliance with the Directors and Officers Code of Conduct and Ethics; and

•	integrity of our accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems.[7]
      The Board held 5 scheduled meetings in 2004 plus 10 additional meetings. The Board has scheduled 6 regular meetings for 2005. Future events and developments may affect the number of meetings and the business agenda.
Composition of the Board and Majority of Independent Directors
      The Nominating and Corporate Governance Committee considers if the size of the Board is appropriate for effective decision-making and fulfilling its responsibilities. The Board currently has 17 members. The Board has determined that 12 of the 17 Directors are independent and unrelated. This Board determination is based on a Director not having a direct or indirect material relationship with us or our subsidiaries that could, in the Board’s view, reasonably be expected to interfere with the exercise of the Director’s independent judgment.
The 5 related Directors are:

Edward S. Rogers, O.C.
Melinda M. Rogers (daughter of Edward S. Rogers)
Philip B. Lind
(all executive officers)

Edward Rogers (son of Edward S. Rogers)
(executive officer of our subsidiary Rogers Cable Inc.)

Loretta A. Rogers (spouse of Edward S. Rogers)
The 12 independent Directors are:

Ronald D. Besse
H. Garfield Emerson, Q.C.
Peter C. Godsoe, O.C.
Thomas I. Hull
Robert W. Korthals
Alexander Mikalachki
The Hon. David R. Peterson, P.C., Q.C.
William T. Schleyer
John A. Tory, Q.C.
J. Christopher C. Wansbrough
Colin D. Watson
W. David Wilson
      Thus the Board has a 70% majority of independent and unrelated Directors8.
      To decide if a Director is independent and unrelated, the Board looks at:

5	TSX Guideline No. 1(d); Coalition Guidelines No. Eleven and No. Twelve.

6	TSX Guidelines No. 5 and No. 10.

7	TSX Guideline No. 1(e).

8	TSX Guideline No. 2; Coalition Guideline No. Three (Best Practices: at least two-thirds).

•	the factual circumstances of the Director’s direct and indirect relationship to us and to management (considering all relevant factors including the fact that the Chief Executive Officer is also the controlling shareholder)

•	whether a direct or indirect relationship is material including by applying the Director Material Relationship Standards that have been adopted by the Board (the Director Materiality Standards), where applicable.
      The Director Materiality Standards require that any business, commercial, industrial, banking, consulting, professional, charitable or service relationship between us (including our subsidiaries) and

•	a Director, or

•	an entity in which a Director is a director, executive officer, partner or managing member must be in the ordinary course of our business and on substantially the same terms as similar arm’s length transactions. The following will be considered material relationships:

(1)	We paid the Director over U.S. $100,000 total direct compensation in any of our last 3 fiscal years for services provided to us such as consulting, professional, investment banking or advisory (excluding fees for a Director and Chair or Vice Chair of the Board or a committee).

(2)	We had aggregate annual sales or billings to or from an entity under a business, commercial, industrial, banking, consulting, professional or service relationship with us in any one of that entity’s last 3 fiscal years exceeding the greater of

•	2% of that entity’s consolidated gross revenues, and

•	U.S. $1,000,000

and the Director was an executive officer, partner or managing member of that entity in our last 3 fiscal years.
      If a Director has a direct or indirect relationship with us other than (1) or (2) above, the Board will decide if that Director is independent and unrelated based on all relevant facts and circumstances. Certain current Directors may have been executive officers, partners or managing members of entities that provided commercial, banking, legal or other services to us. In those cases, the Board has determined that the amount or dollar value of such services was not material and was within the Director Materiality Standards.
      You can read our Director Material Relationship Standards by clicking on “Corporate Governance” at www.rogers.com.
Controlling Shareholder and Representation of Shareholders’ Interests in Board Composition
      Edward S. Rogers, O.C., our President and Chief Executive Officer and a Director, is our controlling shareholder. Mr. Rogers owns or exercises control and direction over approximately 90.9% of our Class A Shares (our only voting shares) and approximately 25% of our total Class A Shares and Class B Non-Voting Shares. Mr. Rogers as our controlling or “significant shareholder”, has the voting power to elect all members of our Board. Loretta A. Rogers (Mr. Rogers’ spouse), Edward Rogers (Mr. Rogers’ son and our subsidiary’s executive officer) and Melinda M. Rogers (Mr. Rogers’ daughter and our executive officer) are all related Directors.
      The Board believes that 8 of 12 independent Directors do not have a material relationship with us or Mr. Rogers, the significant shareholder (including private companies he controls)9. Four of our independent Directors have indirect relationships with the significant shareholder as independent, non-management directors of certain private companies he controls:

H. Garfield Emerson, Q.C.
Thomas I. Hull
John A. Tory, Q.C.
J. Christopher C. Wansbrough (also part-time, non-management Chairman of one of such companies (Rogers Telecommunications Limited)).

9	TSX Guidelines No. 2 and No. 3.

      The Board has determined that these relationships are not material relationships with us that could reasonably be expected to interfere with the exercise of those individuals’ independent judgment as a Director.
      The Board considers that the Board composition is appropriate for the structure and ownership of our share capital. The interests of shareholders (other than the significant shareholder) are served by:

•	the 12 independent Directors ensuring that these interests are brought before and considered by the Board,

•	a majority of non-management Directors, and

•	our other Corporate Governance Practices including

—	the Board Charter

—	the Directors and Officers Code of Conduct and Ethics (see this heading below) and

—	the mandates, functions and responsibilities of the Audit Committee, the Nominating and Corporate Governance Committee, the Compensation Committee and the other Board committees.[10]
      There are currently 17 Directors, with 16 nominees being proposed for election at the meeting. The Board considers it appropriate to retain the level of its current Board size and will fill the vacancy once a candidate has been identified11. The Board believes that all Directors carry out their duties objectively, in good faith and with a view to our best interests, and make a valuable contribution to the Board and to us for the benefit of all shareholders, including shareholders other than the significant shareholder.
      During 2004, the Board met at in camera sessions during several Board meetings without any of the management or related Directors. In camera sessions for the independent Directors are included as part of the agenda for Director meetings in 2005.
Separation of the Offices of Chief Executive Officer and Chair of the Board
      Edward S. Rogers, our significant shareholder, is our President and Chief Executive Officer and a Director. Mr. Rogers is also Chairman of the Finance Committee and a member of the Executive Committee.
      H. Garfield Emerson, Q.C. is the non-executive Chairman of the Board, an independent and unrelated Director and not a member of our management. The separation of the offices of the Chair of the Board and the Chief Executive Officer reflects Board policy as set out in the Board Charter. The Board Charter mandates the Chair’s main responsibility as overseeing and managing and assisting the Board in fulfilling its duties and responsibilities in an effective manner independently of management. For that purpose, the duties of the Chair of the Board include:

•	chairing Board and shareholders’ meetings;

•	organizing an appropriate annual work plan and scheduled Board meetings;

•	participating in preparation of each Board meeting agenda and an appropriate information package timely sent to each Director in advance of the meeting[12];

•	monitoring Board committees’ work and attending committee meetings as a non-voting participant (if not a committee member);

•	assisting in the Board’s evaluation and self-assessment of its effectiveness and implementing improvements;

•	providing guidance to individual Directors in discharging their duties;

•	ensuring new Directors receive an orientation and education program; and

•	arranging for Directors to communicate with the Chair formally and informally concerning matters of interest to Directors.

10	TSX Guideline No. 3.

11	TSX Guideline No. 7.

12	TSX Guideline No. 12; Coalition Guideline No. Four (Best Practices).

Directors and Officers Code of Conduct and Ethics
      The Board has adopted a Directors and Officers Code of Conduct and Ethics (the Code of Conduct and Ethics or the Code) for the following purposes:

•	to endorse and promote our commitment to honest and ethical conduct, including fair dealing and ethical handling of conflicts of interest;

•	to promote accurate and timely disclosure and regulatory compliance; and

•	to ensure the protection of our business interests, assets and confidential information.
      The Code requires our Directors and officers:

•	to act with integrity in an honest and candid manner;

•	to adhere to a high standard of business ethics; and

•	to disclose any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest, among other requirements.
      Conflicts of interest are reported to the Audit Committee, which is responsible for monitoring compliance with the Code and applying and interpreting the Code in particular situations. The Audit Committee must inform the Board of any Code violation. Any waiver of a Code provision may be made only by the Board, or by the Audit Committee and reported to the Board.
      We have publicly filed the Code of Conduct and Ethics on SEDAR and posted it on “Corporate Governance” at www.rogers.com.
Board Committees
      The Board has 7 permanent (or standing) committees (described below). The Board may appoint special committees to deal with specific matters. A special committee might, for example, consider proposed material transactions between us and the significant shareholder (or corporations he controls) or between us and our subsidiaries13. In those cases the committee would consist entirely of independent Directors who have no relationship to us or to the significant shareholder other than as a Director.
Audit Committee

Number of Members: 7	Summary of Responsibilities (among others):

Members:
Ronald D. Besse (Chairman)
H. Garfield Emerson, Q.C.
Alexander Mikalachki
The Hon. David R. Peterson, P.C., Q.C.
J. Christopher Wansbrough
Colin D. Watson
W. David Wilson

Number of Meetings in 2004: 7

Status:
All members independent and unrelated[14]	reviews financial reporting procedures (internal and external), and adequacy of internal controls (including steps to remedy)

reviews consolidated financial statements (annual audited and interim unaudited)

reviews with external auditors our critical accounting practices and material alternative accounting treatments of financial information that have been discussed with management and external auditors’ other material written communications with management reviews annual and interim financial information and press releases before release of earnings selects, sets compensation of and oversees external auditor for audit, review and attest services and recommends external auditors to be nominated for shareholders’ approval pre-approves audit, audit-related and non-audit services of external auditors

13	TSX Guidelines No. 9 and No. 13.
14	TSX Guidelines No. 13; Coalition Guideline No. Five.

assesses and reports to the Board on independence and performance of external auditors assesses management’s design, implementation of and reporting on internal controls reviews activities, organization and qualifications of the internal auditors reviews before release management’s discussion and analysis, annual information form and other disclosure documents containing financial information reviews with general counsel legal compliance, litigation and other legal matters establishes procedures for complaints regarding accounting, internal controls and auditing including employees’ confidential anonymous concerns prepares annual performance evaluation of the Audit Committee and reviews with Board reviews annually Audit Committee Charter (see “Corporate Governance” at www.rogers.com)

meets periodically and separately with chief financial officer, internal auditors, external auditors and general counsel engages outside advisors as appropriate at our expense without Board or management approval conducts appropriate investigations
      The Audit Committee Charter adopted by the Board requires that the Committee members be independent and financially literate (or become so within a reasonable time after appointment). Our external auditors report and are responsible to the Audit Committee.
Compensation Committee

Number of Members: 7	Summary of Responsibilities (among others):

Members:
Thomas I. Hull (Chairman)
Ronald D. Besse
H. Garfield Emerson, Q.C.
Peter C. Godsoe, O.C.
Robert W. Korthals
William T. Schleyer
John A. Tory, Q.C.

Number of Meetings in 2004: 4

Status:
All members independent and unrelated[15]	approves compensation of senior and executive employees

reviews and recommends to the Board our executive compensation policies reviews our compensation and benefit programs (design and competitiveness) and senior executives’ management development and succession planning

15	TSX Guidelines No. 9 and No. 11; Coalition Guidelines No. Five and No. Eleven.

Pension Committee

Number of Members: 4	Summary of Responsibilities (among others):

Members:
J. Christopher C. Wansbrough (Chairman)
Ronald D. Besse
Robert W. Korthals
Melinda M. Rogers

Number of Meetings in 2004: 4

Status:
3 independent and unrelated directors and 1 management member[16]	administers our pension plans reviews our pension plans’ provisions and investment performance
Executive Committee

Number of Members: 7	Summary of Responsibilities (among others):

Members:
H. Garfield Emerson, Q.C. (Chairman)
Peter C. Godsoe, O.C.
Thomas I. Hull
Edward S. Rogers, O.C.
Edward Rogers
John A. Tory, Q.C.
J. Christopher C. Wansbrough

Number of Meetings in 2004: 1

Status:
5 independent and unrelated directors and 2 management members[17]	acts under powers delegated by the Board approves final terms of transactions previously approved by the Board implements policy initiatives adopted by the Board

16	TSX Guideline No. 9.
17	TSX Guideline No. 9.

Nominating and Corporate Governance Committee

Number of Members: 3	Summary of Responsibilities (among others):

Members:
H. Garfield Emerson, Q.C. (Chairman) Thomas I. Hull John A. Tory, Q.C. Number of Meetings in 2004: 3	develops, recommends to the Board and reviews our corporate governance practices (including Board Charter and Code of Conduct and Ethics)[18] recommends to the Board and committees the number and content of meetings, annual work plan and schedules of issues

Status:
All members independent and unrelated[19]	reviews size and compensation of our and our affiliates’ boards and committees[20] establishes criteria for and recommends prospective members for our and our affiliates’ boards[21]

reports to the Board as to adequacy and form of Directors’ compensation[22]

provides orientation program for new Directors[23]

evaluates annually Board and committee performance and each Director’s contribution[24]

reviews Board committees’ mandates

monitors policies for senior officers accepting outside directorships, minimum share ownership for non-management directors and confidential material information (disclosure, restricted use and insider trading)

oversees individual Directors engaging outside advisors at our expense[25]
Technology Committee (Intercompany)

Number of Members: 6	Summary of Responsibilities (among others):

Members: James Grant (Chairman) (unrelated director, Rogers Wireless Communications Inc.) H. Garfield Emerson, Q.C. Robert W. Korthals Edward S. Rogers, O.C. Edward Rogers William T. Schleyer	reviews and reports to our and our operating subsidiaries’ boards on major technology issues and processes, including

— acquisition of assets (engineering and information equipment and software)

— evolving developments

— developing management presentations

— assisting to evaluate proposed strategic alliances and investments, licensing agreements and joint ventures

— reviewing corporate strategy

consults with and engages outside experts and advisors

18	TSX Guideline No. 10; Coalition Guidelines No. Seven.
19	TSX Guidelines No. 4 and No. 9; Coalition Guidelines No. Five.
20	TSX Guideline No. 7.
21	TSX Guideline No. 4; Coalition Guidelines No. One (Best Practices) and No. Five.
22	TSX Guideline No. 8.
23	TSX Guideline No. 6; Coalition Guideline No. One (Best Practices).
24	TSX Guideline No. 5; Coalition Guidelines No. Seven and No. Eight.
25	TSX Guideline No. 14; Coalition Guideline No. Five.

Number of Meetings in 2004: 2 (plus tutorial sessions on technology issues for all our and our operating subsidiaries’ directors)

Status: 3 of our Directors are independent and unrelated and 2 are management members
Finance Committee

Number of Members: 7	Summary of Responsibilities (among others):

Members:
Edward S. Rogers, O.C. (Chairman)
(our President and Chief Executive Officer)
H. Garfield Emerson, Q.C.
Peter C. Godsoe, O.C.
Thomas I. Hull
Edward Rogers
John A. Tory, Q.C.
J. Christopher C. Wansbrough

Number of Meetings in 2004: 11

Status:
5 independent and unrelated Directors and 2 management members[26]	reviews and reports to the Board or a committee and reviews documents before filing with regulatory authorities on certain matters including

— financings (including share issuances)

— transactions not budgeted, outside the ordinary course of business and involving more than $30 million

— alliance, branding, licence, partnership and joint venture arrangements involving more than $30 million

— granting, issuing or assuming rights of first negotiation, first offer or first refusal or non-competition covenants or exclusivity undertakings, in each case involving property, assets or revenues exceeding $30 million reviews candidates for our and our subsidiaries’ Chief Financial Officer and Audit Committee Chair
Decisions Requiring Board Approval
      Management must seek Board approval for any major strategic initiative, any venture outside our existing businesses27 and any expenditure exceeding $5 million not already approved by the Board as part of our operating plan and capital and operating budgets: see Board Charter: “Role and Responsibilities of the Board”. This is in addition to Board approvals required under its Corporate Governance Practices and by law.
Board and Director Performance
      The Nominating and Corporate Governance Committee uses discussions between the Chair of the Committee and Board members and written questionnaires to solicit comment and evaluation from individual Directors on the performance and effectiveness of the Board and its committees and recommendations for improvements. The Chair of the Committee discusses with the individual Directors the effectiveness and performance of the Board, and other Board and individual Directors’ areas of interest and participation. The Chair also discusses with each committee chairman the mandate, effectiveness and performance of committees. The Chair reviews the recommendations and comments of the Directors with the Nominating and Corporate Governance Committee.28
Investor Feedback
      We maintain an Investor Relations Department that the Board believes is important and highly effective. The Investor Relations Department or an appropriate officer responds promptly to every investor inquiry.

26	TSX Guideline No. 9.
27	TSX Guideline No. 11.
28	Coalition Guideline No. Seven.

Board’s Expectations of Management
      The Chairman of the Board and the Nominating and Corporate Governance Committee monitor the information provided by management to the Board. The Board must have confidence in management’s data gathering, analysis and reporting functions so that the Board can be effective in identifying issues and opportunities.
      The Compensation Committee has approved a detailed job description for the office of Chief Executive Officer, prepared by the Chief Executive Officer. The Compensation Committee will review and approve the Chief Executive Officer’s written objectives for the current year29.

29	TSX Guideline No. 11; Coalition Guideline No. Nine. 9.

PART 5   OTHER INFORMATION
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
      We are not aware that any shareholder that holds more than 10% of the voting rights attached to the Class A Shares, any proposed nominee for election as Director, any director or officer of us or our subsidiary, or any associate or affiliate of those persons has any material interest in any transaction that has materially affected or would materially affect us or any of our subsidiaries since January 2004 other than as described in:

•	this Information Circular

•	our consolidated financial statements for the fiscal year end December 31, 2004 and the notes to them (the financial statements)

•	management’s discussion and analysis of our financial condition and results of operations for the year ended December 31, 2004 (the MD&A)
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
      Other than the interest of our present and former executive officers in the amendment to the RSU Plan, which interest arises by reason of their eligibility to participate in such Plan, none of our Directors or executive officers, nor any person who has had such a position since January 1, 2004, nor any proposed nominee for election as our Director, nor any of their respective associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting.
MANAGEMENT CONTRACTS
      There are no agreements or arrangements where our or any of our subsidiaries management functions were, to any substantial degree, performed by a person or company other than our or our subsidiaries’ directors or senior officers except as described in:

•	this Information Circular

•	the financial statements

•	the MD&A
ADDITIONAL DOCUMENTATION
      Please see our financial statements and MD&A for 2004 for financial information. Additional information is available on SEDAR at www.sedar.com and www.sec.gov (in the SEC’s EDGAR filings section). You can obtain a copy of our most recent financial statements, MD&A and Annual Information Form without charge, upon request from the Investor Relations Department at the following address:

Mr. Bruce Mann or Mr. Eric Wright
Rogers Communications Inc.
333 Bloor Street East
Toronto, Ontario
M4W 1G9
(Telephone (416) 935-3532)
      The Board has approved the contents and the sending of this Information Circular.

David P. Miller
Secretary
May 1, 2005
Toronto, Ontario, Canada

SCHEDULE A
to the Information Circular of Rogers Communications Inc. dated May 1, 2005
RESOLUTION — AMENDMENT TO THE RESTRICTED SHARE UNIT PLAN
      RESOLVED that the amendment to the Restricted Share Unit Plan to increase the number of Class B Non-Voting Shares reserved for issuance pursuant to the Plan from 50,916 to 2,000,000 be and is hereby approved.